[redacted]

06004066

SEC RECEIVED ... SSING
FEB 27 2006
WASH, D.C. 203 SECTION

BB 3/11

AB 3/16

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lexington Investment Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 Harrodsburg Road, Suite B375
(No. and Street)

Lexington	Kentucky	40504
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley S. Kerrick (859) 224-7073
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Potter, LLP
(Name — if individual, state last, first, middle name)

301 East Main Street, Suite 1100	Lexington	Kentucky	40507
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 17 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/16/06

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Gregory L. Williamson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lexington Investment Company, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Vice-President

Title

Notary Public

My commission expires August 3, 2009

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- _ (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXINGTON INVESTMENT COMPANY, INC.
AND SUBSIDIARY
LEXINGTON, KENTUCKY

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

December 31, 2005

Moore Stephens Potter, LLP
301 East Main Street, Suite 1100
Lexington, Kentucky 40507
(859) 253-1100

Lead Auditor: David R. O'Bryan
Federal Identification Number: 61-0478969

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
LEXINGTON, KENTUCKY

CONTENTS

MOORE STEPHENS POTTER LLP

CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying consolidated statement of financial condition of Lexington Investment Company, Inc. and Subsidiary (the Company) as of December 31, 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lexington Investment Company, Inc. and Subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with *Government Auditing Standards*, we have also issued our report dated January 25, 2006 on our consideration of Lexington Investment Mortgage Company, LLC's internal control over financial reporting and our tests of its compliance with certain provisions of laws, regulations, contracts and grant agreements and other matters. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with *Government Auditing Standards* and should be read in conjunction with this report in considering the results of our audit.

Moore Stephens Potter, LLP
MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
January 25, 2006

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and cash equivalents	$	285,723
Deposits with clearing organization and others		26,119
Receivable from clearing organization		97,647
Receivables from non-customers		46,540
Securities owned		97,925
Prepaid expenses		6,570
Furniture and equipment, net		36,233
Deferred tax asset		5,000
Total assets	$	601,757

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payables and accrued expenses	$	96,794
Commissions payable		120,789
Income taxes payable		10,796
Total liabilities		228,379
Minority interest in consolidated subsidiary		3,404
Stockholders' equity:		
Common stock, no par value; 1,000 shares authorized; 849 shares issued and outstanding		193,250
Retained earnings		176,724
Total stockholders' equity		369,974
Total liabilities and stockholders' equity	$	601,757

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2005

Revenues:	
Commissions	$ 2,123,144
Net dealer inventory and investment gains	217,262
Commissions from loan closings and other fees	203,096
Unrealized and realized gains on securities owned	6,717
Interest and dividends	76,498
Other revenues	4,480
Total revenues	2,631,197
Operating expenses:	
Employee compensation and benefits	1,044,577
Officer compensation and benefits	779,813
Broker clearing charges	284,647
Communications and data processing	102,020
Occupancy	101,197
Retirement benefits expense	60,000
Other operating expenses	218,323
Total operating expenses	2,590,577
Income from operations	40,620
Other income:	
Gain upon termination of mandatory redemption provisions	206,293
Income before income taxes	246,913
Income tax expense	(11,596)
Income before minority interest	235,317
Minority interest in subsidiary's earnings	(1,004)
Net income	$ 234,313

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2005

	Common Stock		Retained Earnings	Cost of Acquiring Shares Subject to Mandatory	
	Shares	Amount	(Deficit)	Redemption	Total
Balance at January 1, 2005	849	$ 193,250	$ (23,629)	$ (169,621)	$ 0
Net income			234,313		234,313
Dividends Paid			(33,960)		(33,960)
Termination of mandatory redemption provisions				169,621	169,621
Balance at December 31, 2005	849	$ 193,250	$ 176,724	$ 0	$ 369,974

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 234,313
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized and realized gains on securities owned	(6,717)
Depreciation	10,641
Gain upon termination of mandatory redemption provisions	(206,293)
Minority interest in subsidiary's earnings	1,004
(Increase) decrease in operating assets:	
Deposits with clearing organization and others	81,090
Receivable from clearing organization	16,680
Prepaid expenses	(2,490)
Deferred tax asset	800
Increase (decrease) in operating liabilities:	
Payables and accrued expenses	(44,660)
Commissions payable	16,687
Income taxes payable	(4,289)
Net cash provided by operating activities	96,766
Cash flows from investing activities:	
Net decrease in receivables from non-customers	54,460
Purchases of furniture and equipment	(5,973)
Purchases of securities owned	(295,062)
Proceeds from securities owned	219,514
Net cash used in investing activities	(27,061)
Cash flows from financing activities:	
Dividends paid	(33,960)

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
For the Year Ended December 31, 2005

Change in cash and cash equivalents	35,745
Cash and cash equivalents, beginning of year	249,978
Cash and cash equivalents, end of year	$ 285,723

Supplemental disclosure of cash flow information:

Cash payments for income taxes	$ 15,085

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. and Subsidiary (the Company) is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements.

Nature of Business and Principles of Consolidation:

Lexington Investment Company, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. Lexington Investment Company, Inc. was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19, 1990.

In general, Lexington Investment Company, Inc. has agreed to not hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale, and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, Lexington Investment Company, Inc. introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

The consolidated financial statements include the accounts of Lexington Investment Company, Inc. and its ninety percent (90%) owned subsidiary, Lexington Investment Mortgage Company, LLC. Lexington Investment Mortgage Company, LLC, a limited liability company, was incorporated on June 5, 2003 to broker mortgage loans. Lexington Investment Mortgage Company, LLC is licensed by the Kentucky Department of Financial Institutions and is an approved Department of Housing and Urban Development loan correspondent mortgagee.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Effective January 1, 2005, a new Member obtained a ten percent (10%) interest in Lexington Investment Mortgage Company, LLC in exchange for a $2,400 capital contribution.

Pursuant to the operating agreement, the Members shall not have any liability for the obligations of Lexington Investment Mortgage Company, LLC beyond their capital contributions. Additionally, Lexington Investment Mortgage Company, LLC shall determine the amount and timing of any distributions to the Members.

Basis of Accounting:

The consolidated financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents:

For purposes of the consolidated statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Receivable from Clearing Organization:

Receivable from clearing organization represents the amounts due from Lexington Investment Company, Inc.'s clearing broker principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc. does not require collateral under its present arrangement with the clearing broker. No reserve for uncollectible receivables has been provided.

Receivables from Non-customers:

Receivables from non-customers consist of amounts due from various employees. These receivables are carried at unpaid principal balances. No reserve for uncollectible non-customer receivables has been provided. Currently none of these balances are in default.

Securities Owned:

At December 31, 2005, securities owned consist of U.S. government obligations.

Securities owned are valued at market value. Unrealized holding gains and losses and realized gains and losses are included in earnings.

Fixed Assets:

Fixed assets (furniture and equipment) are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. When fixed assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Depreciation expense totals $10,641 for the year ended December 31, 2005.

Stock Options:

The Company has elected to comply with the fair value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, "*Accounting for Stock Based Compensation*," for its options to purchase shares of Lexington Investment Company, Inc.'s common stock.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions:

Lexington Investment Company, Inc.'s primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are located in Central and Eastem Kentucky. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expense reported on a trade date basis. Securities transactions are recorded on a trade date basis.

Commissions from Loan Closings and Other Fees:

The commissions received by Lexington Investment Mortgage Company, LLC upon closing of a loan are recognized as income pursuant to the loan closing. Lexington Investment Mortgage Company, LLC also earns revenue from processing loans, including loan processing fees and reimbursement of certain direct costs incurred to process loans. Such other fees include appraisal and credit report fees.

Advertising Costs:

Advertising costs are considered operating expenses in the year incurred and total $21,473 in 2005.

Income Taxes:

Lexington Investment Company, Inc. is taxed as a corporation.

Lexington Investment Mortgage Company, LLC was formed as a limited liability company and operates in a manner to be consistent with treatment as a partnership for income tax purposes (see below). Lexington Investment Mortgage Company, LLC does not pay federal income taxes on its taxable income. Instead, the Members are liable for federal income taxes on their respective shares of company earnings or losses. Effective January 1, 2005, the State of Kentucky began imposing an income tax at the company level and a provision has been made on the accompanying consolidated financial statements for that tax.

The amount provided for income taxes is based on income reported for financial statement purposes, adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period.

As noted previously, effective January 1, 2005, a new Member obtained a ten percent (10%) interest in Lexington Investment Mortgage Company, LLC in exchange for a capital contribution. Upon the date of the individual Member's contribution to the company, for income tax purposes, Lexington Investment Mortgage Company, LLC was treated as converting from a disregarded entity to a partnership.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash and money market balances at two financial institutions located in Lexington, Kentucky. The Company places its cash and temporary cash investments with high credit quality institutions. The Federal Deposit Insurance Corporation insures up to $100,000 at each institution. During the year, the balances at these financial institutions may exceed the FDIC insured amounts. At December 31, 2005, the Company's uninsured cash and money market balances total approximately $229,000.

NOTE 3 - RECEIVABLES FROM NON-CUSTOMERS

Receivables from non-customers consist of amounts due under advances to and notes from various employees. As of December 31, 2005, receivables from non-customers consist of the following:

Interest bearing employee advance (A)	$	28,898
Interest bearing employee advance (A)		14,152
Non-interest bearing employee advance (B)		3,490
Total receivables from non-customers	$	46,540

(A) Per the respective employment agreements and related promissory notes, the above two employee advances of $28,898 and $14,152, respectively, are forgiven over a 48-month period ending in March 2008. These advances, together with interest accrued thereon at 6.00%, are payable on demand only in the event the employees' employment with Lexington Investment Company, Inc. terminates voluntarily or for cause (as defined within the promissory notes). These advances are secured by an interest and lien on all monies now or hereafter owed to the employees by Lexington Investment Company, Inc., including but not limited to compensation and any amounts or securities held on deposit by Lexington Investment Company, Inc.

(B) Per the respective employment agreement, the above employee advance of $3,490 is a result of four $1,000 draws for four consecutive pay periods beginning in August 2005. One-hundred percent (100%) of the employee's commissions from loan closings were to be applied to the loan balance up until October 15, 2005. After October 15, 2005, twenty percent (20%) of the employee's commissions are to be applied to the outstanding loan balance. During 2005, two payments were made totaling $510, as a result of the employee earning commissions. In the event that the employee leaves the employment of Lexington Investment Mortgage Company, LLC, any balance remaining on the loan is to be paid back in monthly payments of $500 or deducted from any commissions due to the employee.

As of December 31, 2005, the unpaid principal amounts under these non-customer receivables are payable as follows:

Year Ending December 31		
2006	$	23,440
2007		18,750
2008		4,350
	$	46,540

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

NOTE 4 - FURNITURE AND EQUIPMENT, NET

Furniture and equipment, net consists of the following at December 31, 2005:

Furniture	$	14,768
Equipment		72,275
Total furniture and equipment		87,043
Less accumulated depreciation		50,810
Furniture and equipment, net	$	36,233

NOTE 5 - INCOME TAXES

Income tax expense for 2005 consists of the following:

Current expense:		
Federal	$	7,488
State and local		4,108
Total income tax expense	$	11,596

The deferred tax asset as of December 31, 2005 consists of the following:

Federal	$	3,500
State and local		1,500
Total deferred tax asset	$	5,000

Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period. These temporary differences relate primarily to the unrealized losses on securities owned recognized for financial accounting purposes.

For 2005, income tax expense shown on the consolidated statement of income differs from the amount that would result from applying statutory tax rates to income before income taxes primarily because of the permanent difference attributable to the $206,293 non-operating gain from the termination of the mandatory redemption provisions (see Note 10).

NOTE 6 - LEASE COMMITMENTS

In 1999, Lexington Investment Company, Inc. entered into an office space operating lease under a five-year lease agreement which was to expire in April 2004, unless otherwise extended. The lease was extended for an additional five years beginning in April 2004 and continuing until April 2009 (the renewal). Rental expense under the renewal is $7,395 per month.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

NOTE 6 - LEASE COMMITMENTS (CONTINUED)

In 2005, Lexington Investment Mortgage Company, LLC entered into an office space operating lease under a one-year agreement. The lease will expire in June 2006, but contains a three-year renewal option. Rental expense under this lease agreement is $1,970 per month.

As of December 31, 2005, the total future minimum lease payments under the two leases are as follows:

Year Ending December 31	
2006	$ 100,560
2007	88,740
2008	88,740
2009	29,580
	$ 307,620

Rental (occupancy) expense under the office space operating leases totals approximately $101,000 for the year ended December 31, 2005.

NOTE 7 - RETIREMENT BENEFITS

Lexington Investment Company, Inc. has adopted a 401(k) profit sharing plan (the Plan), whereby, for each plan year, Lexington Investment Company, Inc. will contribute to the Plan an amount determined at its discretion. For the year ended December 31, 2005, the Board of Directors of Lexington Investment Company, Inc. approved a contribution to the Plan totaling $60,000.

Eligibility to participate in the Plan begins after the completion of one year of service and the attainment of age 21. Employees can annually elect to have Lexington Investment Company, Inc. contribute a portion of their compensation to the Plan.

NOTE 8 - STOCK OPTION AGREEMENTS

During 2004, the Board of Directors of Lexington Investment Company, Inc. granted two employees the right to purchase common stock under option agreements (the agreements). Under the agreements, the maximum number of shares each employee may purchase shall not exceed 7.5% of the total number of authorized shares, a maximum of 75 shares per employee as of December 31, 2005. The option price will be determined annually as of December 31, each year the option is in effect, and will be determined as total shareholders' equity divided by the total number of shares outstanding prior to the exercise. The options will expire March 31, 2007, so long as the optionee provides services to Lexington Investment Company, Inc. continuously from the grant date. The options may be exercised in total, or in part, on or before March 31, 2007. Partial exercise during 2005 and 2006 must be for a minimum of 1/3 of the total shares allowed under the agreement, with any remaining balance to be exercised prior to March 31, 2007. Should any third party make an offer to purchase more than fifty percent (50%) of Lexington Investment Company, Inc.'s common stock, written notice of such offer will be presented, and prior to the consummation of any sale to said third party, any and all outstanding options may be exercised.

NOTE 8 - STOCK OPTION AGREEMENTS (CONTINUED)

As of December 31, 2005, neither of the two employees has exercised any of their rights to purchase shares of common stock. Accordingly, as of December 31, 2005, a total of 150 shares remain exercisable under these agreements.

NOTE 9 - STOCK REPURCHASE AGREEMENT

In 1991, the Company entered into a repurchase agreement with its stockholders obligating it to repurchase all of the outstanding shares of common stock in the event of the death, total disability, termination, or withdrawal (referred to collectively as the redemption event) of a stockholder. Under the repurchase agreement, the Company had the right, duty, and obligation, and not the option, to accept, redeem, and purchase, all of the shares held by such deceased, totally disabled, terminated, or withdrawing stockholder.

In 2005, Lexington Investment Company, Inc.'s Board of Directors unanimously agreed to eliminate the mandatory redemption provisions of the stock repurchase agreement giving the Company the option to repurchase from a stockholder his/her outstanding shares upon the occurrence of a redemption event (see Note 10).

In the event the Company chooses to exercise its option to repurchase from a stockholder his/her outstanding shares, the purchase price of the redeemed shares is based on the total stockholders' equity of the Company as of the end of the fiscal year immediately preceding the date of the redemption event, divided by the number of shares issued and outstanding prior to the redemption event, multiplied by the number of shares being redeemed.

NOTE 10 - FASB STATEMENT NO. 150

In May 2003, the Financial Accounting Standards Board (FASB) released Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* (the Statement). One of the primary requirements of the Statement is the reclassification of mandatorily redeemable financial instruments, generally defined as ownership interests in the issuing entity with mandatory redemption features, as liabilities. Mandatorily redeemable is defined as the issuing entity giving cash, other assets, or other equity interests to the holder in exchange for the financial instrument upon the occurrence of an event certain to occur (death or termination).

In conjunction with the preparation of the consolidated financial statements as of and for the year ended December 31, 2004, the Company implemented this Statement relative to its stock repurchase agreement (see Note 9). This Statement was implemented by reporting the cumulative effect of a change in an accounting principle. As a result, the consolidated statement of financial condition as of December 31, 2004 reflected a liability for shares subject to mandatory redemption in the amount $375,914, therefore reducing total stockholders' equity to $0 at year-end.

NOTE 10 - FASB STATEMENT NO. 150 (CONTINUED)

As indicated in Note 9, Lexington Investment Company, Inc.'s Board of Directors unanimously agreed during 2005 to eliminate the mandatory redemption provisions of the stock repurchase agreement. As such, the requirements of the Statement no longer apply to the repurchases of stock under the repurchase agreement. Accordingly, the prior obligation of Lexington Investment Company, Inc. to accept, redeem, and purchase, all of the shares held by deceased, totally disabled, terminated, or withdrawing stockholders is no longer reported as a liability on the accompanying consolidated statement of financial condition as of December 31, 2005.

The accompanying consolidated statement of income for the year ended December 31, 2005 thus reflects a non-operating gain from the termination of the mandatory redemption provisions totaling $206,293 (the $375,914 estimated fair value of the obligation under the repurchase agreement at December 31, 2004 less the $169,621 estimated fair value of the obligation under the agreement at its inception). Also, the termination of the mandatory redemption provisions is reflected on the accompanying consolidated statement of changes in stockholder's equity for the year ended December 31, 2005 as an elimination of the $169,621 cost of acquiring shares subject to mandatory redemption, thus leaving a $0 cost at December 31, 2005.

NOTE 11 - NET CAPITAL REQUIREMENTS

Lexington Investment Company, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, Lexington Investment Company, Inc. had net capital of $255,474, which is $155,474 above its required net capital of $100,000. The net capital ratio for the year ended December 31, 2005 is .89 to 1.

The following is a summary of certain financial information of Lexington Investment Company, Inc.'s (LIC) consolidated subsidiary, Lexington Investment Mortgage Company, LLC (LIMC), as of and for the year ended December 31, 2005:

Total assets	$ 33,796
Total liabilities	$ 1,157
Members' equity	$ 32,639

LIMC is a Department of Housing and Urban Development approved loan correspondent mortgagee. As such, LIMC has to maintain a minimum adjusted net worth, as well as a minimum amount of liquid assets (cash, cash equivalents, or marketable securities) as a percentage of its adjusted net worth. Therefore, the assets of the subsidiary are not readily available for the protection of LIC's customers, broker-dealers, and other creditors, as permitted by rule 15c3-1. Accordingly, the accounts of LIMC have not been included in the computation of LIC's net capital as of December 31, 2005.

NOTE 12 - ADJUSTED NET WORTH AND LIQUID ASSETS REQUIREMENTS

As indicated in Note 11, LIMC is a Department of Housing and Urban Development approved loan correspondent mortgagee. As such, LIMC must maintain an adjusted net worth, as defined in Department of Housing and Urban Development Mortgagee Approval Handbook 4060.1, of at least $63,000. At December 31, 2005, LIMC has an adjusted net worth of $32,639.

Additionally, LIMC is required to maintain liquid assets (cash, cash equivalents, or marketable securities) of at least twenty percent (20%) of its adjusted net worth up to a maximum amount of $100,000. As of December 31, 2005, LIMC's liquid assets (cash and cash equivalents) represent seventy-one percent (71%) of its adjusted net worth.

NOTE 13 - SUBSEQUENT EVENT

In December 2005, an officer owning 50 shares of Lexington Investment Company, Inc. common stock resigned. Subsequent to year-end, the Board of Directors of Lexington Investment Company, Inc. agreed, though not required under the amended stock repurchase agreement (see Note 9), to redeem all of the outstanding shares held by the officer based on the total audited stockholders' equity of Lexington Investment Company, Inc. at December 31, 2005.

NOTE 14 - RECENT FASB PRONOUNCMENT

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123R, "*Shares-Based Payment*" (the Statement). This Statement is a revision of FASB Statement No. 123, "*Accounting for Stock-Based Compensation*" and is effective for the first fiscal period beginning after December 15, 2005.

This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.

The Company has not determined the impact, if any, that FASB Statement No. 123R will have on its financial statements.

MOORE STEPHENS POTTER LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of December 31, 2005 and for the year then ended, and have issued our report thereon dated January 25, 2006, which appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidating statement of financial condition and statement of income and the information contained in Schedules I and II are presented for purposes of additional analysis and are not required parts of the basic financial statements. The information contained in Schedule I is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The information contained in Schedule II is supplementary information required by the Department of Housing and Urban Development Mortgagee Approval Handbook 4060.1. The consolidating statements of financial condition and income and the information contained in Schedules I and II have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Potter, LLP
MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
January 25, 2006

301 East Main Street, Suite 1100 • Lexington, KY 40507 • 859.253.1100 p • 859.253.1384 f • www.mspotter.com
Offices in Lexington and Louisville

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
Cash and cash equivalents	$ 262,433	$ 23,290	$ 285,723	$	$ 285,723
Deposits with clearing organization and others	26,119		26,119		26,119
Receivable from clearing organization	97,647		97,647		97,647
Receivables from non-customers	43,050	3,490	46,540		46,540
Securities owned	97,925		97,925		97,925
Prepaid expenses	6,570		6,570		6,570
Furniture and equipment, net	29,217	7,016	36,233		36,233
Investment in subsidiary	29,235		29,235	(29,235)	0
Deferred tax asset	5,000		5,000		5,000
Total assets	$ 597,196	$ 33,796	$ 630,992	$ (29,235)	$ 601,757

LIABILITIES AND STOCKHOLDERS' EQUITY

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
Liabilities:					
Payables and accrued expenses	$ 95,831	$ 963	$ 96,794	$	$ 96,794
Commissions payable	120,789		120,789		120,789
Income taxes payable	10,602	194	10,796		10,796
Total liabilities	227,222	1,157	228,379	0	228,379
Minority interest in consolidated subsidiary				3,404	3,404
Stockholders' equity:					
Common stock, no par value; 1,000 shares authorized; 849 shares issued and outstanding	193,250		193,250		193,250
Paid-in capital		9,099	9,099	(9,099)	0
Retained earnings	176,724	23,540	200,264	(23,540)	176,724
Total stockholders' equity	369,974	32,639	402,613	(32,639)	369,974
Total liabilities and stockholders' equity	$ 597,196	$ 33,796	$ 630,992	$ (29,235)	$ 601,757

See auditor's report on supplementary information.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2005

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
Revenues:					
Commissions	$ 2,123,144	$	$ 2,123,144	$	$ 2,123,144
Net dealer inventory and investment gains	217,262		217,262		217,262
Commissions from loan closings and other fees		203,096	203,096		203,096
Unrealized and realized gains on securities owned	6,717		6,717		6,717
Interest and dividends	76,498		76,498		76,498
Other revenues	4,480		4,480		4,480
Total revenues	2,428,101	203,096	2,631,197	0	2,631,197
Operating expenses:					
Employee compensation and benefits	918,818	125,759	1,044,577		1,044,577
Officer compensation and benefits	779,813		779,813		779,813
Broker clearing charges	284,647		284,647		284,647
Communications and data processing	99,240	2,780	102,020		102,020
Occupancy	89,376	11,821	101,197		101,197
Retirement benefits expense	60,000		60,000		60,000
Other operating expenses	165,817	52,506	218,323		218,323
Total operating expenses	2,397,711	192,866	2,590,577	0	2,590,577
Income from operations	30,390	10,230	40,620	0	40,620
Other income:					
Gain upon termination of mandatory redemption provisions	206,293		206,293		206,293
Equity in earnings of subsidiary	9,032		9,032	(9,032)	0
Total other income	215,325	0	215,325	(9,032)	206,293
Income before income taxes	245,715	10,230	255,945	(9,032)	246,913
Income tax expense	(11,402)	(194)	(11,596)		(11,596)
Income before minority interest	234,313	10,036	244,349	(9,032)	235,317
Minority interest in subsidiary's earnings				(1,004)	(1,004)
Net income	$ 234,313	$ 10,036	$ 244,349	$ (10,036)	$ 234,313

See auditor's report on supplementary information.

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

NET CAPITAL		
Total consolidated stockholders' equity	$	369,974
Deduct stockholders' equity not allowable for net capital		29,235
Total stockholders' equity qualified for net capital		340,739
Deductions and/or charges:		
Non-allowable assets -		
Cash on deposit at CRD		938
Receivables from non-customers		43,050
Prepaid expenses		6,570
Furniture and equipment, net		29,217
Deferred tax asset		5,000
Total non-allowable assets		84,775
Net capital before haircuts on securities positions		255,964
Haircuts on securities positions		490
Net capital	$	255,474
AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition:		
Payables and accrued expenses	$	95,831
Commissions payable		120,789
Income taxes payable		10,602
Total aggregate indebtedness	$	227,222
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness	$	15,148
Minimum net capital requirement	$	100,000
Excess net capital	$	155,474
Ratio: aggregate indebtedness to net capital		.89 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital, as reported in Company's Part II (unaudited and unconsolidated) FOCUS report	$	259,926
Adjustments to increase net capital:		
Audit adjustment to adjust income tax expense to actual for current year federal, state, and local income taxes		5,726
Adjustments to decrease net capital:		
Audit adjustments to adjust payables and accrued expenses for unrecorded liabilities		(10,178)
Net capital per above	$	255,474

LEXINGTON INVESTMENT MORTGAGE COMPANY, LLC
SCHEDULE II - COMPUTATION OF ADJUSTED NET WORTH AS REQUIRED BY THE UNITED STATES DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT MORTGAGEE APPROVAL HANDBOOK 4060.1
December 31, 2005

Net worth required	$	63,000
Equity per the consolidating statement of financial condition	$	32,639
Less: unacceptable assets		0
Adjusted net worth	$	32,639
Adjusted net worth below the amount required	$	30,361

MOORE STEPHENS POTTER LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Lexington Investment Company, Inc. and Subsidiary for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Lexington Investment Company, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Lexington Investment Company, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Lexington Investment Company, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Lexington Investment Company, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Lexington Investment Company, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Lexington Investment Company, Inc.'s practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Potter, LLP
MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
January 25, 2006

MOORE STEPHENS POTTER LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ON COMPLIANCE AND OTHER MATTERS BASED ON AN AUDIT OF FINANCIAL STATEMENTS PERFORMED IN ACCORDANCE WITH *GOVERNMENT AUDITING STANDARDS*

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of and for the year ended December 31, 2005, and have issued our report thereon dated January 25, 2006. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States.

Internal Control Over Financial Reporting

In planning and performing our audit, we considered Lexington Investment Mortgage Company, LLC's internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

Compliance and Other Matters

As part of obtaining reasonable assurance about whether Lexington Investment Mortgage Company, LLC's financial statements are free of material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit and, accordingly, we do not express such an opinion. The results of our tests disclosed one instance of noncompliance that is required to be reported under *Government Auditing Standards,* which is described in the accompanying schedule of findings.

We also noted certain matters that we have reported to the Board of Directors of Lexington Investment Company, Inc., in a separate letter dated January 25, 2006.

This report is intended solely for the information and use of the Board of Directors, management, and the Department of Housing and Urban Development, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Potter, LLP
MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
January 25, 2006

MOORE STEPHENS POTTER LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE WITH SPECIFIC REQUIREMENTS APPLICABLE TO NON-MAJOR HUD PROGRAM TRANSACTIONS

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of and for the year ended December 31, 2005, and have issued our report thereon dated January 25, 2006.

In connection with that audit and with our consideration of Lexington Investment Mortgage Company, LLC's internal control used to administer HUD programs, as required by the Consolidated Audit Guide for Audits of HUD Programs (the "Guide") issued by the U.S. Department of Housing and Urban Development, we selected certain transactions applicable to certain non-major HUD-assisted programs for the year ended December 31, 2005.

As required by the Guide, we performed auditing procedures to test compliance with the requirements governing mortgagee approval requirements and quality control plan that are applicable to those transactions. Our procedures were substantially less in scope than an audit, the objective of which is the expression of an opinion on Lexington Investment Mortgage Company, LLC's compliance with these requirements. Accordingly, we do not express such an opinion.

The results of our tests disclosed no instances of noncompliance that are required to be reported herein under the Guide.

This report is intended solely for the information and use of the Board of Directors, management, and the Department of Housing and Urban Development, and is not intended to be and should not be used by anyone other than these specified parties.

MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
January 25, 2006

An independent member of Moore Stephens North America, Inc.– members in principal cities throughout the world

301 East Main Street, Suite 1100 • Lexington, KY 40507 • 859.253.1100 p • 859.253.1384 f • www.mspotter.com
Offices in Lexington and Louisville

LEXINGTON INVESTMENT MORTGAGE COMPANY, LLC
SCHEDULE OF FINDINGS
December 31, 2005

Condition and Criteria:

As a Department of Housing and Urban Development approved loan correspondent mortgagee, Lexington Investment Mortgage Company, LLC is required to maintain an adjusted net worth, as defined in Department of Housing and Urban Development Mortgagee Approval Handbook 4060.1, of at least $63,000. As of December 31, 2005, the adjusted net worth was $30,361 below the required $63,000 amount

Effect:

Lexington Investment Mortgage Company, LLC is not in compliance with the requirement to maintain an adjusted net worth of at least $63,000.

Auditor's Recommendation:

Lexington Investment Mortgage Company, LLC should take the necessary steps to increase its adjusted net worth to comply with the $63,000 limit. This requirement should be monitored closely during the year to ensure that it is in compliance with the requirement at all times throughout the year.

Management's Response:

Management simply misunderstood the requirement, however it now agrees with the finding. Management was not aware that the adjusted net worth requirement was a continuing requirement beyond the process to become approved as Department of Housing and Urban Development loan correspondent mortgagee.

It is management's intent to immediately take the necessary steps to increase the adjusted net worth to comply with the $63,000 limit. Management will closely monitor the adjusted net worth of Lexington Investment Mortgage Company, LLC during the year to ensure that it is in compliance with the requirement at all times throughout the year.

MOORE STEPHENS POTTER LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of and for the year ended December 31, 2005, and have issued our report thereon dated January 31, 2006. We have also audited Lexington Investment Mortgage Company, LLC's compliance with requirements applicable to HUD-assisted programs and have issued our reports thereon dated January 25, 2006.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States and the Consolidated Audit Guide for Audits of HUD Programs (the "Guide"), issued by the U.S. Department of Housing and Urban Development, Office of the Inspector General. Those standards and the Guide require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and about whether Lexington Investment Mortgage Company, LLC complied with laws and regulations, noncompliance with which would be material to a HUD-assisted program.

The management of Lexington Investment Mortgage Company, LLC is responsible for establishing and maintaining effective internal control. In planning and performing our audit of the financial statements, we considered Lexington Investment Mortgage Company, LLC's internal control over financial reporting and its internal control over compliance with requirements that could have a direct and material effect on a HUD-assisted program in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and on compliance and not to provide assurance on the internal control over financial reporting and the internal control over compliance. A material weakness is a condition in which the design or operation of one or more of the internal control structure components does not reduce to a relatively low level the risk that misstatements that would be material in relation to the financial statements being audited or that noncompliance with applicable requirements of laws and regulations that would be material in relation to a HUD-assisted program may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. We noted no matters involving the internal control over compliance and its operation that we consider to be material weaknesses as defined above.

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

This report is intended solely for the information and use of the Board of Directors, management, and the Department of Housing and Urban Development, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Potter, LLP
MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
January 25, 2006